Lucid Capital Markets, LLC
570 Lexington Avenue, 40th Floor
New York, NY 10022
January 14, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St., NE
Washington, D.C. 20549

Attn:	Madeleine Mateo

Re:	Mount Logan Capital Inc. Withdrawal of Request for Acceleration of Registration Statement on Form S-1 (File No. 333-292668)
Ladies and Gentlemen:
On January 12, 2026, in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lucid Capital Markets, LLC, as representative of the several underwriters, previously joined in the request of Mount Logan Capital Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective as of a certain time specified therein. We now join the request of the Company to formally withdraw the prior request for acceleration.

Very truly yours,

Lucid Capital Markets, LLC

By: /s/ Jeffrey Caliva
Name: Jeffrey Caliva
Title: Managing Director